

June 3, 2009

<u>**Via Facsimile (212) 385-9010 and U.S. Mail**</u>
Frode Jensen, Esq.
Holland & Knight, LLP
195 Broadway, 24th Floor
New York, NY 10007

> Re: Trico Marine Services, Inc.
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed May 29, June 1 and June 3, 2009 by Kistefos AS, Christen**
> **Sveaas, and Åge Korsvold**
> **File No. 1-33402**

Dear Mr. Jensen:

We have conducted a limited review of the filings listed above and have the following comments.

Soliciting Materials filed May 29, 2009

1. Please provide us with a copy of the initial Glass Lewis report.

Soliciting Materials filed June 1, 2009

2. Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9(b). For example, in future filings, refrain from making the following statements:

   - "Trico is purposely using misleading comments…";
   - "Trico's…release cynically misrepresents and misleads shareholders…,"
   - "the Board had no intention of responding to us in good faith…"; and,
   - "such action is not surprising in the least considering the Board has a negligible true equity interest in the Company" in which you appear to imply that the Board effected such actions in contravention of the Board's fiduciary duties.

3. Explain to us, with a view toward revised future disclosure, why the "recent debt exchange strongly suggests that additional debt defaults are looming" and how the results of the exchange illustrate security holders "will not fare well."

4.   Please provide us supplemental support for your disclosure that you "have talked to numerous stockholders in the past two weeks and [you] are hearing voices of support."

Soliciting Materials filed June 3, 2009

5.   Please provide us with a copy of the RiskMetrics report.

<u>Closing Comments</u>

As appropriate, please promptly respond to these comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions